Exhibit 99.3

February 25, 2014

srampertab@intellipharmaceutics.com
mgiles@intellipharmaceutics.com

Intellipharmaceutics International Inc.
30 Worcester Road
Toronto, Ontario
M9W 5X2

RE: Confirmation of Mailing

The following were sent by prepaid mail to all registered holders of security, not coded as lost, of Intellipharmaceutics International Inc. on February 25, 2014:

X	Proxy
X	Annual Report 2013
X	Notice and Access

Please note that:
•
we have coded security holders as “lost” in cases where, in accordance with the number of consecutive attempts defined by applicable legislation, notices or other documents have been returned undelivered by the Post Office

•	We have not filed This Confirmation of Mailing or the listed documents on SEDAR.

Yours very truly,

Larry Calixtro
Associate Manager, Trust Central Services